UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of January 2026
Commission File
Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

On January 8, 2026, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx  Announces Strategy  Focused on Capital-Efficient Execution with Izicopan and Near-Term Value Creation.”

The Company today announced it is undertaking measures to reduce spending, extend the Company’s cash runway, and align resources to enable further development of izicopan in hidradentis suppurativa and other inflammation and immunology indications as a potential best-in-class C5aR inhibitor and pipeline-in-a-product.

The Company has initiated a workforce reduction of approximately 30% and substantial spending reductions, including significant reductions in Gohibic (vilobelimab) commercial spending and related functions. The Company estimates these activities will result in a one-time charge of approximately $7 million. The majority of this charge will be a non-cash charge related to the write-off of vilobelimab inventory, with a smaller portion associated with the restructuring, including personnel-related costs and the termination or modification of certain third-party contracts. Upon completion, The Company expects a significantly leaner cost structure, enabling substantial and sustained reductions in operating expenses and a meaningful extension of its cash runway to mid-2027.

The Company will maintain the operational capability needed to support the ongoing BARDA “Just Breathe” Phase 2 clinical platform study in ARDS and does not expect these actions to negatively impact the trial. The Company will keep Gohibic (vilobelimab) available for ordering inside the U.S. under its emergency use authorization and maintain the ability to satisfy Gohibic (vilobelimab) demand in the U.S. on a reactive basis.

The Company will continue to review partnering opportunities for Gohibic (vilobelimab) in the U.S. and Europe. In addition, as previously disclosed, the Company anticipates meeting with the U.S. Food and Drug Administration to determine a potential development path forward for vilobelimab in pyoderma gangrenosum, which it anticipates would only be conducted in collaboration with a partner.

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into (i) the registration statements on Form S-8 (File No. 333-221656 and 333-240185) and (ii) the registration statement on Form F-3 (File No. 333-273058) of the Company and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the press release is attached as Exhibit 99.1 to this Report. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward-looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: January 8, 2026
	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer